UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMERICAN INTERNATIONAL INDUSTRIES, INC.
(Full Name of Registrant)

FORM 12b-25

SEC File Number: 0-25223

NOTIFICATION OF LATE FILING

(Check One): [  ]Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X] Form 10QSB [ ] Form N-SAR

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION
American International Industries, Inc.
601 Cien Street, Suite 235, Kemah, TX 77565
Address of Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART III - NARRATIVE

The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the registrant encountered delays in its internal preperation of its audited financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Daniel Dror, President and CEO
(Name)
(281) 334-9479
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[  ] Yes [X] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American International Industries, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Daniel Dror, CEO and Chairman
Date: May 15, 2006
By /s/ Daniel Dror